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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
Under The Securities Exchange Act of 1934

For the month of March 2010
Commission File Number: 1-13064

NOVA Chemicals Corporation
1000 Seventh Avenue S.W., Calgary, Alberta, Canada, T2P 5L5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

A copy of the Company's:

  (a)
  Annual Audited Financial Statements for the year Ended December 31, 2009

  (b)
  Annual Management's Discussion and Analysis of Financial Condition and Results of Operations for the year Ended December 31, 2009; and

  (c)
  Statement of Executive Compensation

are furnished herewith.

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA Chemicals Corporation
/s/ WILLIAM MITCHELL William Mitchell Vice President, General Counsel and Assistant Corporate Secretary
March 16, 2010

 EXHIBITS

Attached hereto is:

99.1	Annual Audited Financial Statements for the year Ended December 31, 2009
99.2	Annual Management's Discussion and Analysis of Financial Condition and Results of Operations for the year Ended December 31, 2009
99.3	Statement of Executive Compensation

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SIGNATURES
EXHIBITS